Contacts in Buenos Aires	Contacts in New York

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

(gonzalo_olivera@tgs.com.ar)

María Victoria Quade , Investor Relations

(victoria_quade@tgs.com.ar)

Tel: (54-11) 4865-9077

Media Relation

Rafael Rodriguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Mariana Crespo, Associate Director mcrespo@hfgcg.com Tel: (646) 284 - 9407

TGS Reports Results for the Third Quarter 2003

and Nine-Month Period ended September 30, 2003

FOR IMMEDIATE RELEASE: Friday , November 7, 2003

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2) today reported net loss of Ps. (70.5) million or Ps. (0.0 89 ) per share (Ps. (0 ..444 ) per ADS) for the third quarter of 2003, as compared to a net loss of Ps. (73. 5 ) million, or Ps. (0.093) per share (Ps. (0.463) per ADS) for the same quarter of 2002.  For the nine-month period ended September 30, 2003, TGS reported a Ps. 243.5 million net income or Ps. 0. 30 6 per share (Ps. 1.532 per ADS), reflecting the appreciation of the Peso versus the USD occurred during the period, which impacted on net financial expense and on the determination of income tax, according to the deferred tax method.  Net income obtained in the nine-month period ended September 30, 2003, offset only partially the net loss of Ps. (587.4) million or Ps. (0.739) per share (Ps. (3.697) per ADS) reported for the same period of last year.

Basis of Presentation of Financial information

Accounting for Inflation

Effective January 1, 2002, inflation accounting was reintroduced as part of the Argentine GAAP and National Securities Commission (“CNV”) rules in view of the resumption of significant inflation in Argentina.  However, on March 25, 2003, the Executive Branch, through Decree N° 664 suspended the inflation accounting methodology.  Consequently, and according to CNV rules, the Company’s financial statements include the effects of inflation as of February 28, 2003.

Included for comparative purposes, amounts for the nine-month and third quarter ended September 3 0 , 2002 and at December 31, 2002, have been subsequently restated to constant Argentine pesos as of February 28, 2003 , according to Argentine GAAP.

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Accounting for Devaluation

According to Resolutions No. 3/2002 and 87/03 (the last one provid es the suspension of the first one), issued by the Argentine Accounting Profession exchange losses arising from the devaluation of the peso starting J anuary 6, 2002 related to foreign currency liabilities existing at such date, were added to the cost basis of assets acquired or developed with that financing until July 28, 2003.  Similar alternative treatment is permitted, but not required, for exchange losses arising from indirect financing.   At September 30, 2003 the net book value of the capitalized exchange loss amounted to Ps. 163.1 million.  Such capitalization was made applying the alternative criteria, and accordingly exchange losses derived from foreign currency - denominated liabilities, which originally and indirect ly financed the acquisition of Property, P lant and E quipment were considered.  To such end, the Company has assumed that proceeds from such financing were applied in first place to working capital needs and assets not eligible for exchange loss capitalization and the remainder was allocated to assets eligible for such capitalization.

New Accounting Rules

Through the Resolution N° 434/03 which CNV adopted effective January 1, 2003, new accounting rules were defined, which basically introduced among others: (i) changes to the valuation criteria of long-lived assets and liabilities, (ii) specific valuation and disclosure criteria for certain specific issues such as leases and derivative financial instruments not addressed by previous rules, and (iii) deferred income tax methodology, which has the largest impact on TGS’s financial statements.

Cumulative effect of the application of the new accounting rules at December 31, 2002, amounted to a loss of Ps. (5.5) million, reflecting the impact of the application of the deferred income tax.

Third

Quarter 2003 vs. Third Quarter 2002

Total net revenue for the third quarter 2003 increased to Ps. 226.8 million from Ps. 209. 5 million earned in the same quarter of 2002, representing a 8.3 % rise , reflecting primarily higher revenue in the Natural Gas Liquids (“NGL”) production and commercialization and other services segments.

Gas transportation revenue for the third quarter 2003 decreased to Ps. 106.1 million from the Ps. 110. 2 million reported for the same quarter 2002, representing a 3. 7 % decline basically as a result of the lack of tariff adjustment and the fact that amounts for the 2002 period have been restated for the effect of inflation.  However, this reduction has been partially compensated by an increase in interruptible gas transportation service in the 2003 quarter, attributable to higher demand for natural gas during the period , natural gas being the cheapest fuel as a result of its regulated price as compared to other non-regulated alternative fuels.

Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”).   Gas transportation service is TGS’s core business, representing approximately 47% and 53% of the Company’s total revenue for the third quarter of 2003 and 2002, respectively.  The share of this segment on the Company’s total revenue has significantly decreased from its historical 80% until 2001.  The decrease is a direct result of the  end of the Convertibility monetary regime in Argentina and ensuing “pesification” of regulated tariffs at an exchange rate of US$ 1=Ps. 1 as well as the prohibition to apply variations of international indexes, or any other type of adjustment thereon, according to the Economic Emergency Law passed by the Argentine Congress on January 6, 2002.

NGL Production and Commercialization revenue for the third quarter 2003 increased from Ps. 93. 7 million reported for the third quarter 2002 to Ps. 112.2 million in the present quarter, due fundamentally to higher prices reflecting a rise of the international price for these products .  However, the effect of increased prices was partially offset by the restatement for effects of inflation of 2002 amounts.

NGL production and commercialization revenue share accounted for approximately 49 % and 4 5% of the total revenue for the third quarter of 2003 and 2002 , respectively ..  As a consequence of the adverse change in the Company’s gas transportation business, the results of operations are now significantly more dependent on the results of the Company’s NGL business.  NGL production and commercialization consists of natural gas processing activities, conducted at the Cerri Complex, located near the city of Bahía Blanca and connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered.  This segment also includes the commercialization of NGL for the Company’s own account and on behalf of its clients.

Other services reported a Ps. 2.9 million revenue increase in the current quarter as compared to the same period of last year , basically as a consequence of the renegotiation of tariffs for midstream and telecommunication agreements as well as additional midstream services.  Both effects were partially offset by the restatement for effects of inflation of 2002 amounts.

Other services segment mainly includes midstream and telecommunication activities.  Midstream activities consist of gas treatment, separation, removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically to gas producers.   In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services.   Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS.  Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses decline d to Ps. 119.0 million in the 2003 quarter from Ps. 126.8 million in the third quarter 2002, representing a 6.2% decrease, due fundamentally to adjustments to direct costs associated with the NGL production and commercialization segment carried out in the 2002 quarter and resulting from the large devaluation of the Ar gentine peso.  The decline is also attributable to the restatement for effects of inflation of the 2002 amounts ..

For the third quarter 2003, the Company reported net financial expense amounting to Ps. 150.6 million which compare s to Ps. 154.0 million in the corresponding 2002 quarter.  The consequent Ps. 3.4 million decrease i s attributable to lower interest expense denominated in pesos, as a result of a lower average exchange rate during the third quarter 2003 as compared to the same quarter of 2002.  However, this effect was somewhat compensated by a gain on exposure to inflation obtained in the 2002 quarter.

Equity in earnings reported a n increase of Ps. 7.7 million in the third quarter of 2003 as compared to the same quarter of 2002, as a consequence of a higher net income obtained by the holding of the investment in Gas Link S.A. ( a non-consolidated subsidiary ) in the third quarter of 2003 as compared to the same period of last year ..

For the third quarter ended September 30, 2003, TGS reported a Ps. 24.5 million increase in Other Expenses, net.  The increase includes the creation of an allowance for an adverse result, according  to a resolution from the Argentine Supreme Court, in a litigation in which TGS was a part, against Gas del Estado S.E (a company under liquidation process) related to transferred assets upon the privatization of such company.

For the third quarter ended September 30 , 2003, TGS reported a Ps. 4.1 million expense as income tax, as compared to a Ps. 4.6 million gain in the same quarter 2002.  The resulting Ps. 8.7 million increased income tax expense , calculated applying the deferred method, is the result of a higher deferred tax liability reported in the 2003 period attributable to a higher exchange loss capitalization during the quarter.  On the contrary, during the third quarter 2002, the Company reported a decline in such loss capitalization and consequently a decline in the deferred tax liability.

Nine-Month Period ended September 30, 2003 versus Nine - Month Period ended September 30, 2002

Net revenues decreased to Ps. 665.3 million for the nine-month period ended September 30, 2003, as compared to Ps. 711.7 million for the same period of 2002 .  The decrease is attributable to lower gas transportation revenue during the period, partially compensated by increased revenues in both the NGL production and commercialization, as well as in the other services segment.

Gas transportation revenues for the nine-month period ended September 30, 2003, decreased to Ps. 315.6 million from Ps. 428.9 million, representing a 26.4 % decline.   The decline reflects the combined effect of the restatement for effects of inflation of the 2002 amounts and the lack of adjustment to regulated tariffs, as mentioned in the quarter-to-quarter comparison.  Both effects were partially mitigated by increased interruptible transportation services during the 2003 period, resulting from larger demand for natural gas.

The NGL Production and Commercialization segment increased to Ps. 319.9 million for the nine-month period ended September 30, 2003, from Ps. 253.6 million reported during for the same period of the previous year, representing a 26.1 % rise attributable to higher prices both in the local and the external markets, and as well as the renegotiation of some marketing and processing NGL agreements.  These effects were partially compensated by the restatement for the effects of inflation of 2002 amounts.

Other services revenue increased Ps. 0.6 million in the nine-month period ended September 30, 2003, as compared to the same period of last year, a s a result of the revenue impact of the midstream and telecommunication tariffs renegotiation , and additional midstream services initiated during the nine-month period ended September 30, 2003 .   However, both effects were partially mitigated by higher construction services rendered during the 2 002 period , including those to Gas Link S.A .. , as well as the restatement for inflation of 2002 amounts

Costs of sales and a dministrative and selling expenses for the nine-month period ended September 30, 2003, have slightly decreased to Ps. 372.7 for the nine-month period ended September 30, 2003, from the Ps. 375.4 million reported in the same period of last year.  The decline is due basically to the inflation adjustment of 2002 figures and a lower depreciation and amortization expense reflecting the decline in the exchange loss capitalized in Property, Plant and Equipment, Net as a result of a lower exchange rate.  Both effects have been somewhat compensated by the increase of direct costs associated to the NGL production and commercialization activities.

Net financial expense declined significantly from Ps. 953.4 million reported for the nine-month period ended September 30, 2002 to Ps. 159.7 million reported for the same period of 2003 .  This decrease is the result of the large devaluation effect in the 2002 period, although partially mitigated by the capitalized portion of exchange loss in Property, Plant and Equipment, Net, and the accounting for the effects of inflation.  In addition, interest expense decreased in the 2003 period as a consequence of a lower average interest rate as compared to the same period of 2002.

Equity in earnings reported an increase of Ps. 9.5 million for the nine-month period ended September 30,  2002 as compared to the same period of 2002, as a consequence of higher net income obtained by the holding of the investment in Gas Link S.A.

For the nine-month period ended September 30, 2003 TGS reported a Ps. 24.0 million increase in Other Expenses, Net.  The increase includes the creation of an allowance for an adverse result according  to a resolution from the Argentine Supreme Court, in a litigation in which TGS was a part, against Gas del Estado S.E (a company under liquidation process) in respect to transferred assets upon the privatization of such company.

For the nine-month period ended September 30, 2003 , the Company reported a Ps. 13 1.8 million gain as income tax, following the deferred tax methodology, mainly due to t he decline in the deferred tax liability generated by a lower exchange loss capitalization for book purposes.  This amount compares to Ps. 3 6.4 million gain reported for the same period of 2002 resulting from the recognition of a net tax loss carry - forward, partially mitigated by an increase in the deferred tax liability associated with the capitalization of exchange loss in Property, Plant and Equipment, Net.

Liquidity and Capital Resources

Cash flow from operations for the nine-month period ended September 30, 2003 amounted to Ps. 342.8 million which was applied in the following way: (i) Ps. 1.6 million to financing activities, (ii) Ps. 43.8 million to both capital expenditures and capital injections in affiliates, and (iii) Ps. 297.4 million to increas ing the Company’s cash position, considering that TGS has postponed principal and interest payments in respect to its indebtedness.  For detailed information on the Company’s cash flow refer to Exhibit IV.

Currently, TGS relies on cash generation from operations as its primary source to finance its operations.

As announced on May 14, 2003, upon the withdrawal of its restructuring proposal, the Company decided to postpone interest and principal payment due under its debt agreements.  TGS continues to maintain conversations with its main creditors with the goal of reach ing an agreement and overcom ing the present financial situation.

TGS, with a current delivery capacity of approximately 62.5 MMm³/d or 2.2 Bcf/d is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Petrobras Energía and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A .. and a subsidiary, and 50% by subsidiaries of Enron Corp.

Please see attached table for additional financial and operating information.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks.  Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved.  Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

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Exhibit I

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Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the Nine Month period ended

September 30, 2003 and 2002

(In million of constant Argentine Pesos as of February 28, 2003) (1)

Nine -Month Period ended September 30, 2003	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	315.6	319.9	29.8	-	665.3
Operating income (loss)	139.4	174.3	3.0	(24.1)	292.6
Depreciation of PP&E	101.1	19.7	10.1	4.7	135.6
Additions to PP&E	17.4	5.2	2.5	1.5	26.6
Identifiable assets	4,024.5	461.0	214.0	636.6	5,336.1
Identifiable liabilities	35.3	37.4	8.9	3,238.5	3,320.1
Nine Month Period ended September 30, 2002
Net revenues	428.9	253.6	29.2	-	711.7
Operating income (loss)	218.3	144.1	4.1	(30.2)	336.3
Depreciation of PP&E	116.9	22.5	11.8	8.0	159.2
Additions to PP&E	89.6	1.4	3.4	0.3	94.7
Year ended December 31, 2002
Identifiable assets	4,489.6	472.6	248.5	259.3	5,470.0
Identifiable liabilities	49.6	30.3	14.6	3,603.0	3,697.5

Breakdown of Net Financial Expense for the nine-month period ended

September 30, 2003 and 2002

(In million of constant Argentine Pesos as of February 28, 2003) (1)

	Nine-Month Period ended September 30, 2003	Nine-Month Period ended September 30, 2002
Generated on Assets
Interest income	14.6	9.0
Loss on exposure to inflation	(5.2)	(275.2)
Foreign exchange (loss) gain, net of inflation	(47.6)	170.3
Total	(38.2)	(95.9)
Generated on Liabilities
Interest expense	(176.9)	(225.4)
Gain on exposure to inflation	1.5	115.4
Foreign exchange gain (loss), net of inflation	79.0	(712.2)
Intangible assets amortization	(7.9)	(12.5)
Others	(17.2)	(22.8)
Total	(121.5)	(857.5)
(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

Exhibit III

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Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statements of Cash Flows for the Nine-Month Periods ended September 30, 2003 and 2002

	Nine-Month Period ended September 30,	
	2003	2002
Cash flows from operating activities		
Net income / (loss) for the period	243.5	(587.4)
Reconciliation of net income / (loss) to cash flows from operating activities:		
Depreciation of property, plant and equipment	135.6	159.2
Amortization of intangible assets	15.6	20.8
Decrease in Property, plant and equipment	16.2	4.6
Decrease in Intangible assets	3.5	-
Allowances	(12.4)	9.0
Equity in earnings of affiliate	(4.5)	5.0
Interest expense accrued	176.9	225.4
Interest expense paid	(51.8)	(171.4)
Income tax accrued	(131.8)	(36.5)
Income tax paid	(8.1)	(22.0)
Gain on exposure to inflation and foreign exchange rate loss	(74.9)	625.8
Changes in assets and liabilities:		
Trade receivables	24.9	(48.8)
Other receivables	(17.9)	(28.2)
Inventories	2.4	0.5
Accounts payable	(5.9)	40.3
Payroll and social security taxes	2.5	(0.9)
Taxes payable	14.7	35.5
Other liabilities	22.5	2.9
Interest payable and others	(8.2)	19.0
Cash flows from operating activities	**342.8**	**252.8**
Cash flows used in investing activities		
Contributions to related company	(0.6)	(1.1)
Additions to property, plant and equipment	(43.2)	(82.3)
Cash flows used in investing activities	**(43.8)**	**(83.4)**
Cash flows used in financing activities		
Proceeds from loans net	(1.6)	(35.0)
Cash flows used in financing activities	**(1.6)**	**(35.0)**
Net increase in cash and cash equivalents	**297.4**	**134.4**
Cash and cash equivalents at the beginning of year	**204.1**	**122.3**
Cash and cash equivalents at the end of period	**501.5**	**256.7**

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